


03041029

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-   26417

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____11/01/02____ AND ENDING ____10/31/03____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CMS INVESTMENT RESOURCES, INC.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1926 ARCH STREET
                                          (No. and Street)

PHILADELPHIA	PENNSYLVANIA	19103-1484
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  JOSEPH W. LUTES   215-246-3000
                                                      (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ASHER & COMPANY, LTD.
                    (Name – if individual, state last, first, middle name)

DEC 2 4 2003
187

1845 WALNUT STREET	PHILADELPHIA, PENNSYLVANIA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 23 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __PAUL SILBERBERG__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __CMS INVESTMENT RESOURCES, INC.__ , as of __OCTOBER 31__ , 20 __03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS,
SUPPLEMENTARY INFORMATION,
INDEPENDENT AUDITORS' REPORT AND
OTHER MATTERS

CMS INVESTMENT RESOURCES, INC. (AN S CORPORATION)

OCTOBER 31, 2003

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)

OCTOBER 31, 2003

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income and Retained Earnings	3
Statement of Cash Flows	4
Notes to Financial Statements	5-8
Supplementary Information	
Schedule of Fee Income and Operating Expenses	9
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	10
Reconciliation of the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Other Matters	
Report on Internal Accounting Control Required by SEC Rule 17a-5	12-13



Business Consultants
Certified Public Accountants

1845 Walnut Street
Philadelphia, PA 19103
215 564-1900 phone
215 564-3940 fax
www.asherco.com

Known Internationally as
Moore Stephens Asher & Company. P. C.

PLAN. PERFORM. PROSPER.

Independent Auditors' Report

The Board of Directors and Stockholders
CMS Investment Resources, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of **CMS Investment Resources, Inc. (an S Corporation)** as of October 31, 2003 and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **CMS Investment Resources, Inc. (an S Corporation)** as of October 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania
November 21, 2003

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2003

ASSETS

CURRENT ASSETS	
Cash	$ 1,675,731
Receivables	
Advisory fees	12,323
Other	75,862
Receivable, Stockholder	45,525
Prepaid expenses	15,858
Total current assets	1,825,299
INVESTMENTS IN PARTNERSHIPS	10,161
OTHER ASSETS	
Deposits	8,888
Total Assets	$ 1,844,348

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 32,505
Accrued local taxes	59,250
Accrued profit sharing contribution	5,684
Due to affiliated entity	77,000
Payable, Stockholder	45,525
Total current liabilities	219,964
COMMITMENTS	
STOCKHOLDERS' EQUITY	
Common stock, $.01 par value; 500,000 shares authorized; 100,000 shares issued and outstanding	1,000
Additional paid-in-capital	555,000
Retained earnings	1,068,384
Total Stockholders' equity	1,624,384
Total Liabilities and Stockholders' Equity	$ 1,844,348

The accompanying notes are an integral part of these
financial statements.

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
STATEMENT OF INCOME AND RETAINED EARNINGS
YEAR ENDED OCTOBER 31, 2003

Revenue	
Fee income	$ 3,845,182
Dividend income	8,437
	3,853,619
Expenses	
Operating	2,717,739
Income before other items	1,135,880
Other income	
Equity in income of investments in Partnerships	5,313
	5,313
NET INCOME	1,141,193
Retained earnings, beginning of year	63,767
Dividends	(136,576)
Retained earnings, end of year	$ 1,068,384

The accompanying notes are an integral part of these
financial statements

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
STATEMENT OF CASH FLOWS
YEAR ENDED OCTOBER 31, 2003

OPERATING ACTIVITIES	
Net income	$ 1,141,193
Adjustments to reconcile net income to net cash provided by operating activities:	
Equity in income of investments in Partnerships	(5,313)
Changes in:	
Advisory fee receivables	(23,996)
Other receivables	44,894
Receivable, Stockholder	(45,525)
Prepaid expenses	36,249
Accounts payable and accrued expenses	(240,513)
Accrued local taxes	11,463
Accrued profit sharing contribution	(63,331)
Due to affiliated entity	177,000
Payable, Stockholder	45,525
Net cash provided by operating activities	1,077,646
INVESTING ACTIVITIES	
Distribution of dividends	(136,576)
Net cash utilized by investing activities	(136,576)
FINANCING ACTIVITIES	
Payable, affiliated entity	(440,774)
Net cash utilized by financing activities	(440,774)
INCREASE IN CASH	500,295
Cash and cash equivalents, beginning of year	1,175,436
Cash and cash equivalents, end of year	$ 1,675,731

SUPPLEMENTAL DISCLOSURE OF NON-CASH OPERATING AND FINANCING ACTIVITIES:

On November 1, 2002, the Company transferred to CMS Fund Advisers, Inc., a related party, advisory fees receivable of $85,060 and deferred revenue of $525,835, which resulted in a payable to the related party of $440,774.

The accompanying notes are an integral part of these
financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied by management in the preparation of the accompanying financial statements.

Organization

CMS Investment Resources, Inc. (Company) is organized under the Laws of the Commonwealth of Pennsylvania and is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and as an investment adviser under the Investment Advisers Act of 1940. Effective November 1, 2002, with the exception of one fund, the investment advisory operations of the Company were transferred to a new company, CMS Fund Advisers, Inc. (Advisors), a newly registered investment adviser. The purpose of this transfer was to house in Advisors the operations not related to the broker-dealer industry or its regulations. The Company continues to be a registered broker-dealer and to act as a placement agent for fund offerings as well as a broker-dealer for variable annuity insurance business.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment in partnerships

The Company has General Partner and Limited Partner interests in limited partnerships which invest primarily in operating businesses and real estate. The Company accounts for General Partner investments on the equity method and Limited Partner investments on the cost method, respectively. Under the equity method, the Company's initial and subsequent investments, which are recorded at cost, are increased or decreased by the Company's share of the Partnership's operating results. Under the cost method, the Company's initial and subsequent investments are recorded at cost and income recognized is limited to distributions received. There were no distributions from limited partnership investments during the year.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

Revenue is recognized from investment advisory services as earned. Additionally, certain private placement memorandums, placed in previous years, provided for potential future revenue for asset dispositions and refinancings. Such additional revenue is recognized when earned. Revenue from the placement of insurance is recognized upon notification of policy renewal.

Income taxes

The Company reports operations for financial statement purposes on the accrual basis of accounting and for tax reporting purposes on the cash basis of accounting.

The Company has elected by unanimous consent of its Stockholders to be taxed as an S Corporation under the provisions of Subchapter S of the Internal Revenue Code. Under such provisions, the Company does not pay Federal or certain state corporate income taxes on its taxable income or realize the tax benefits of its losses. Instead, the Stockholders are liable for individual Federal or certain state income taxes on their respective shares of the Company's taxable income, and may include, subject to certain limitations, their respective shares of the Company's net operating loss in their individual income tax returns. At October 31, 2003, the Company has a balance of approximately $936,000 in its accumulated adjustments account which is available for tax free distributions to its Stockholders.

NOTE B - CONCENTRATION OF CREDIT RISK

Cash balances

The Company maintains its cash in a bank deposit account. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. Management has not experienced any losses and believes it is not exposed to any significant credit risk.

NOTE C - INVESTMENTS IN PARTNERSHIPS

The Company has a General Partner investment interest in a limited partnership which owns interests in other partnerships. The investment is reflected on the equity basis of accounting.

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2003

NOTE C - INVESTMENTS IN PARTNERSHIPS (Continued)

The following information summarizes in the aggregate the assets and liabilities of the Partnerships in which the Company has investments at October 31, 2003. The information presented is for the Partnerships' year ended December 31, 2002, the date of the most recently available financial information.

Summary of financial position:	
Assets	$8,540
Liabilities	(256)
Equity	$8,284
Summary of income:	
Equity in income of investments in Partnerships	$5,313
Net income	$5,313

NOTE D - RELATED PARTY TRANSACTIONS

Receivable, stockholder

As of October 31, 2003, the Company has a receivable from a Stockholder in the amount of $45,525 which is expected to be repaid within the next year.

Due to affiliated entity

As of October 31, 2003, the amount due to the affiliated entity of $77,000 is related to amounts paid by an affiliated entity on the Company's behalf.

Payable, stockholder

As of October 31, 2003, the Company has a payable to a Stockholder in the amount of $45,525 which is expected to be repaid within the next year.

Management fees

Administrative services and office space are provided by an affiliated company for which the Company paid fees of $1,555,000 for the year ended October 31, 2003.

NOTE D - RELATED PARTY TRANSACTIONS (Continued)

Employment agreement

An employee, whose employment agreement expires May, 2004, provides investment advisory services to the Company under a separate agreement. Advisory fees under this agreement were $120,000 for the year ended October 31, 2003.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At October 31, 2003 ,the Company's ratio was .16 to 1. At October 31, 2003, the Company had net capital, as defined, of $1,413,201 which was $1,398,520 in excess of its required net capital of $14,681.

The Company has entered into a fully-disclosed clearing agreement with a fully-licensed broker-dealer, and as such the Company is exempt from the calculation of the reserve requirement under Rule 15c3-3k(2)(ii).

Various states in which the Company is registered as an investment advisor and a broker dealer require a minimum net capital requirement of $25,000.

NOTE F - PROFIT SHARING PLAN

The Company has a defined contribution profit sharing plan available to substantially all eligible employees under Section 401(k) of the Internal Revenue Code. The amount of the nonelective contribution to the profit sharing plan is determined at the discretion of the Company's Board of Directors. Employee contributions are generally limited to 15% of their compensation. The Company may elect not to make a matching 401(k) contribution for a specific plan year. However, when a matching contribution is made by the Company, the contribution will equal 50% of participants' eligible contributions not to exceed 1½% of the participating employee's compensation. The Company's matching contribution to the 401(k) plan for 2003 amounted to $6,226. There were no nonelective contributions to the plan for 2003.

NOTE G - COMMITMENTS

The Company, as a General Partner in a limited partnership, is jointly and severally liable with other related General Partners for recourse liabilities incurred by the partnership. As of December 31, 2002, the date of the most recently available financial information, such recourse liabilities were $253.

SUPPLEMENTARY INFORMATION

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
SCHEDULE OF FEE INCOME
AND OPERATING EXPENSES
YEAR ENDED OCTOBER 31, 2003

Fee income		
Advisory fees	$	1,624,027
Insurance commissions		2,221,155
	$	3,845,182
Operating expenses		
Payroll	$	673,231
Payroll taxes		30,643
Professional fees		252,752
Management fees, affiliate		1,555,000
Automobile		3,578
Employee benefits		35,067
Entertainment		4,097
Insurance		43,628
Office		46,664
Taxes, other		61,689
Telephone		4,314
Travel		7,076
	$	2,717,739

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED OCTOBER 31, 2003
(AMOUNTS IN U.S. DOLLARS)

Total consolidated Stockholders' equity from
  statement of financial condition $ 1,624,384

Deduct nonallowable assets:
  Commissions, plan fees receivable, and
    other receivables   88,185
  Receivable, Stockholder   45,525
  Prepaid expenses   15,858
  Investments in partnerships   10,161
  Other   8,888
        168,617

      1,455,767

Deduct: nonallowable deductible on fidelity bond coverage   42,566

Net capital $ 1,413,201

Minimum net capital required per 15c3-1(a)(2) $ 14,681

Aggregate indebtedness from statement of financial
  condition, inclusive of other unrecorded recourse
  liability amounts of $253 $ 220,217

Ratio of aggregate indebtedness to net capital   16%

Debt-equity ratio computed in accordance with 15c3-1(d)   14%

	2003
Total Stockholders' equity according to Form X-17A-5	$1,624,384
Audit adjustments	-
Total Stockholders' equity according to the audit	$1,624,384

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of October 31, 2003):

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$1,413,201
Audit adjustments reflected above	-
Net capital according to the audit	$1,413,201

There was no material difference from the Company's computation of net capital as reported in Part II (unaudited) FOCUS Report and net capital according to the audit for October 31, 2003.

OTHER MATTERS



Business Consultants
Certified Public Accountants

1845 Walnut Street
Philadelphia, PA 19103
215 564-1900 phone
215 564-3940 fax
www.asherco.com

Known Internationally as
Moore Stephens Asher & Company, P.C.

PLAN. PERFORM. PROSPER.

Report on Internal Accounting
Control Required by SEC Rule 17a-5

The Board of Directors and Stockholders
CMS Investment Resources, Inc.
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements of CMS Investment Resources, Inc. ("the Company") (an S Corporation) for the year ended October 31, 2003, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

-12-



The Board of Directors and Stockholders
CMS Investment Resources, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the National Association of Securities Dealers, Inc., the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania
November 21, 2003